

March 5, 2013

<u>Via E-mail</u>
Steven L. Gerard
Chief Executive Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

      Re: CBIZ, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 15, 2012
            File No. 001-32961

Dear Mr. Gerard:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief